TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

September 8, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release dated September 8, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

dlw 9/14

cc: M. Kohut, Trilogy Energy Ltd.

TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

blue mountain
energy ltd

BLUE MOUNTAIN ENERGY LTD.
Calgary, Alberta

September 8, 2006

TRILOGY ENERGY TRUST AND BLUE MOUNTAIN ENERGY LTD. CONFIRM TAKE-OVER BID

Further to their press release of September 3, 2006, Trilogy Energy Trust (collectively with its affiliates "Trilogy") (TSX – TET.UN) and Blue Mountain Energy Ltd. ("Blue Mountain") (TSX - GAS) announce that Trilogy Energy LP has advised Blue Mountain that the acquisition of Blue Mountain Shares (including any Blue Mountain shares issued on the exercise of outstanding options or warrants prior to the expiry time of the acquisition) ("Blue Mountain Shares") for $5.50 cash per share will proceed by way of a take-over bid (the "Trilogy Offer"). Both parties anticipate that the take-over bid and directors' circular in respect of the same will be mailed on or prior to September 15, 2006.

The Trilogy Offer continues to have the unanimous support of the board of directors of both Blue Mountain and Trilogy (with one Trilogy board member being required to abstain from considering the matter due to a potential conflict of interest). As announced on September 3, 2006, the board of directors of Blue Mountain has concluded, based on advice from its financial advisor, Acumen Capital Finance Partners Limited ("Acumen"), that the Trilogy Offer is in the best interests of its shareholders and recommends that Blue Mountain shareholders tender their Blue Mountain Shares to the Trilogy Offer. Directors and officers of Blue Mountain, holding approximately 13.4% of the Blue Mountain Shares (calculated on a diluted basis), have agreed to enter into lock-up agreements whereby they will agree to tender their Blue Mountain Shares to the Trilogy Offer. Acumen has provided the board of directors of Blue Mountain with its opinion that the consideration to be received by shareholders of Blue Mountain pursuant to the transaction is fair, from a financial point of view.

On August 4, 2006, Diamond Tree Energy Ltd. ("Diamond Tree") mailed an offer (the "Diamond Tree Offer") to purchase all of the outstanding Blue Mountain Shares (including any Blue Mountain Shares issued on the exercise of outstanding options or warrants prior to the expiry time of the Diamond Tree Offer) on the basis of 0.90 of a Diamond Tree common share for each Blue Mountain Share. The board of directors of Blue Mountain has received the advice of Acumen that the Trilogy Offer would result in a transaction financially superior to the holders of Blue Mountain Shares than the Diamond Tree Offer.

On September 5, 2006, Diamond Tree announced that Diamond Tree expects that the Diamond Tree Offer will expire in accordance with its terms on September 11, 2006 without Diamond Tree taking up any Blue Mountain Shares.

After receiving advice from Acumen and its legal advisors, the board of directors of Blue Mountain unanimously recommends that: (i) Blue Mountain shareholders tender their Blue Mountain Shares to the Trilogy Offer; and (ii) reject the Diamond Tree Offer and not tender their Blue Mountain Shares to the Diamond Tree Offer.

If shareholders have already tendered to the Diamond Tree Offer, the board of directors of Blue Mountain recommends that shareholders withdraw their Blue Mountain Shares immediately. Any shareholder who has not already instructed their broker in this regard should do so today.

For further information please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
M.G. (Mike) Kohut, Chief Financial Officer
J.B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust.
4100, 350 - 7th Avenue SW
Calgary, Alberta T2P 3N9
Telephone: (403) 290-2900
Fax: (403) 263-8915

G. Brent Foster, Chief Operating Officer and Vice-President, Engineering
Dale T. Joynt, Chief Financial Officer
Blue Mountain Energy Ltd.
Calgary, Alberta T2P 3C4
Telephone: (403) 262-4316
Fax: (403) 263-0303